Filed pursuant to Rule 424(b)(3)

File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	May 15, 2026

OFS Credit Company, Inc.

$200,000,000

Common Stock

This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.

The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From January 24, 2020 to May 14, 2026, we sold a total of 18,663,757 shares of common stock at a weighted average price of $8.30 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $153.1 million after deducting commissions and fees.

Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date). OFS Capital Management, LLC, our investment adviser, may, from time to time and in its sole discretion, pay some or all of the commissions payable under the Equity Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of our common stock in connection with the At-the-Market Offering made hereunder will not be less than our current net asset value per share. Any such payments made by the investment adviser will not be subject to reimbursement by us.

RECENT DEVELOPMENTS

April 2026 Financial Update

On May 15, 2026, we announced management’s preliminary estimates of certain financial results for the fiscal quarter ended April 30, 2026.

PRELIMINARY ESTIMATES OF CERTAIN FINANCIAL RESULTS

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Management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock at April 30, 2026 is between $3.67 and $3.77.
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Management’s unaudited estimate of the range of our net investment income per share of our common stock for the fiscal quarter ended April 30, 2026 is between $0.13 and $0.17.
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As of April 30, 2026, we had $89.9 million of term preferred stock outstanding.

The unaudited preliminary estimates of certain financial information and results for the fiscal quarter ended April 30, 2026 furnished above are based on management’s preliminary determinations and current expectations, and such information is inherently uncertain. The preliminary estimates provided herein have been prepared by, and are the responsibility of, management and are subject to completion of customary quarter-end closing and review procedures and third-party review, including the determination of the fair value of our portfolio investments, and are not a comprehensive statement of our financial position, results of operations, or cash flows for the quarter ended April 30, 2026. As a result, actual results could differ materially from these preliminary estimates based on potential adjustments made during our quarter-end closing and review procedures and third-party review. Our reported information in our Semi-Annual Report on Form N-CSRS for the period ended April 30, 2026 may differ from this information, and any such differences may be material. In addition, the information furnished above does not include all of the information regarding our financial condition and results of operations for the quarter ended April 30, 2026 that may be important to readers. As a result, readers are cautioned not to place undue reliance on this information and should view this information in the context of our full results when such results are disclosed in our Semi-Annual Report on Form N-CSRS for the period ended April 30, 2026. This information is based on our management’s current expectations that involve substantial risks and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, such information.

Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after April 30, 2026 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the escalated armed conflict and heightened regional tensions in the Middle East, activity in South America, the agenda of the U.S. Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with other countries, instability in the U.S. and international banking systems, the risk of recession or the impact of the prolonged shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future NAV, net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.

The preliminary financial data included in this April 2026 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Declaration of Monthly Common Stock Distributions

On April 16, 2026, our board of directors declared monthly cash distributions for common stockholders for each of the three months in the quarter ending July 31, 2026.

The following schedule applies to the common stock (Nasdaq: OCCI) distributions for stockholders of record on the close of business of each specific record date:

Month	Record Date	Payment Date	Cash Distribution Per Share
May 2026	May 15, 2026	May 29, 2026	$0.05
June 2026	June 15, 2026	June 30, 2026	$0.05
July 2026	July 15, 2026	July 31, 2026	$0.05